As filed with the Securities and Exchange Commission on August 28, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          AMN HEALTHCARE SERVICES, INC.
                   (Name of Subject Company and Filing Person)


COMMON STOCK, PAR VALUE $0.01 PER SHARE         OPTIONS TO PURCHASE COMMON STOCK
     (Title of Class of Securities)              (Title of Class of Securities)


             001744101                                     NONE
 (CUSIP Number of Class of Securities)   (CUSIP Number of Class of Securities)


                                 DONALD R. MYLL
              CHIEF ACCOUNTING OFFICER AND CHIEF FINANCIAL OFFICER
                          AMN HEALTHCARE SERVICES, INC.
                        12400 HIGH BLUFF DRIVE, SUITE 100
                           SAN DIEGO, CALIFORNIA 92130
                                 (858) 792-0711

                                 WITH A COPY TO:
                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)

                            CALCULATION OF FILING FEE
================================================================================
         TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             Not applicable                                  Not applicable
================================================================================
* This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

              Amount Previously Paid:        None        Filing Party:     N/A

              Form or Registration No.:      N/A         Date Filed:       N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]   third-party tender offer subject to Rule 14d-1.

     [X]   issuer tender offer subject to Rule 13e-4.

     [_]   going-private transaction subject to Rule 13e-3.

     [_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE               Contact:  Donald R. Myll or Joseph F. Marino
                                              (866) 861-3229

August 28, 2003



                 AMN HEALTHCARE SERVICES, INC. ANNOUNCES PLAN TO
                     PURCHASE UP TO $180.0 MILLION OF SHARES
                                AND STOCK OPTIONS

         San Diego, CA (August 28, 2003) - AMN Healthcare Services, Inc., a Delaware corporation, announced its intention to commence a tender offer to purchase shares of its common stock, par value $0.01 per share at a price of $18.00 per share, net to the seller in cash, without interest. In the tender offer, AMN also will offer to purchase vested and exercisable employee stock options with exercise prices less than $18.00 per share, at a price equal to $18.00 per option less the applicable exercise price of such option, net to the seller in cash, without interest. AMN expects to commence the tender offer on or about September 4, 2003. In the tender offer, AMN will purchase shares and options whose aggregate purchase price does not exceed $180.0 million, representing a maximum of 10 million of AMN's outstanding shares. AMN also expects to reserve the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than $180.0 million in aggregate purchase price of shares and options in the tender offer. The terms of the tender offer will be described more fully in tender offer documents that will be mailed to securityholders on the date of commencement of the tender offer.

         Once commenced, the tender offer will remain open for 20 business days, unless extended. AMN intends to use approximately $40 million of cash on hand and credit facility borrowings of approximately $145 million to pay the purchase price for the common stock and options purchased in the offer and to pay expenses incurred in connection with the offer.

         On the terms and subject to the conditions of the tender offer, holders will have the opportunity to tender all or a portion of their shares and options. If holders properly tender shares and options whose purchase price exceeds $180.0 million in the aggregate, AMN will purchase shares and options tendered by securityholders on a pro rata basis, based on the purchase price of the tendered securities. The tender offer will be subject to a number of conditions, including the availability of satisfactory financing for the tender offer.

         Certain partnerships affiliated with Haas Wheat & Partners, L.P., (the "HW Stockholders"), which together own approximately 46.7% of the outstanding common stock of AMN, have informed AMN that they intend to tender all of their shares in the tender offer. In addition, some of AMN's directors and executive officers and related parties have advised AMN that they intend to tender shares and options that they own. As a result, AMN expects that all securities tendered (including those by the HW Stockholders and AMN directors and executive officers) will be subject to reduction on a pro rata basis.

         Steven C. Francis, the Chief Executive Officer of AMN, stated, "We believe that this tender offer will be an effective utilization of our cash resources and capital position. In addition, we expect that the tender offer will be accretive to the Company's earnings per share." Mr. Francis noted, however, that neither the Board of Directors nor AMN will make any recommendation to any securityholder as to whether to tender or refrain from tendering securities into the offer. In addition, Mr. Francis reiterated the Company's practice of not providing guidance regarding its future results beyond the current quarter.

ABOUT AMN

         AMN is the largest nationwide provider of travel healthcare staffing services. AMN recruits nurses and allied health professionals nationally and internationally and places them on temporary assignments, typically for 13 weeks, at acute-care hospitals and healthcare facilities throughout the United States.

CAUTIONARY STATEMENT

         THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF AMN'S SECURITIES. THE SOLICITATION OF OFFERS TO BUY AMN'S SECURITIES WILL BE MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT AMN INTENDS TO DISTRIBUTE TO HOLDERS OF ITS SECURITIES AND FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE COMMENCEMENT DATE OF THE TENDER OFFER.

         This press release contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. AMN has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "projects," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe AMN's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause AMN's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: AMN's ability to continue to recruit and retain qualified temporary healthcare professionals and ability to attract and retain operational personnel; AMN's ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to AMN and to secure orders related to those contracts; the attractiveness to hospitals and healthcare facility clients of AMN's services; changes in the timing of hospital and healthcare facility clients' orders for and AMN's placement of temporary healthcare professionals; the general level of patient occupancy at AMN's hospital and healthcare facility clients' facilities; the overall level of demand for services offered by temporary healthcare providers; AMN's ability to successfully implement its acquisition and integration strategies; the effect of existing or future government regulation of the healthcare industry, and AMN's ability to operate in compliance with these regulations; the impact of medical malpractice and other claims asserted against AMN; and AMN's ability to carry out its business strategy, including adapting to an increasingly competitive environment. These statements reflect AMN's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time.

         AMN intends to file a tender offer statement on the date of commencement of the tender offer and may file other relevant documents concerning the tender offer with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE TENDER OFFER. Investors and securityholders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by AMN may be obtained free of charge by contacting AMN Healthcare Services, Inc., Attn: Investor Relations (tel:
866-861-3229). INVESTORS AND SECURITYHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.